Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

August 10, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission.
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Giggles N Hugs, Inc.
Amendment No. 3 to Form 8-K
Filed July 2, 2012
File No. 000-53948

Dear Mr. Dobbie:

This correspondence is in response to your letter dated July 18, 2012 in reference to Giggles N Hugs, Inc.’s (the “Company”) filing of the Amendment No. 3 to Form 8-K filed on July 2, 2012.

We have keyed our responses to your comment items in their original numeric order.

Amendment No. 3 to Form 8-K filed July 2, 2012
Liquidity and Capital Resources, page 14
Operating Plan, page 15

1.	Please revise to explain what you mean by “better marketing” on page 15.

Response: The Company revised its disclosure as follows:

This initiative includes new menu items, new activities, and expanding our marketing through social networks like Facebook and Twitter.

Certain Relationships and Related Transactions, and Director Independence, page 20
Transactions with Related Persons, page 20

2.	We note your response to our prior comment 14. Please revise the first paragraph to provide the disclosure for the year ended December 31, 2011.

Response: The Company deleted that first paragraph because the disclosure is no longer true as a result of the merger effectuated on December 31, 2011.

Market Price of and Dividends on Our Common Equity and Related Stockholder Matters, page 20
Market Information, page 20

3.
We note your response to our prior comment 18. We also note that the substantially similar table provided on page 14 of your most recent annual report on Form 10-K includes a different set of information regarding bid price. Please reconcile or explain the inconsistency.

Response: The Company is amending the Form 10-K to include the correct information regarding bid price which should be the same as the information set forth in the Form 8-K.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:	Joey Parsi
Giggles N Hugs, Inc.